Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Canplats Resources Corporation (the “Company”)
#1510 – 999 West Hastings Street
Vancouver, BC V6C 2W2

Item 2	Date of Material Change

May 28, 2009

Item 3	News Release

The news release dated May 28, 2009 was disseminated through Marketwire’s Canadian Timely Investment Network.

Item 4	Summary of Material Change

The Company updated recent activities at its 100% owned Camino Rojo project located in the State of Zacatecas, Mexico.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

See attached news release dated May 28, 2009.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

R.E. Gordon Davis, Chairman and CEO
604.683.8218

Item 9	Date of Report

Dated at Vancouver, BC, this 28th day of May, 2009.

NEWS RELEASE

May 28, 2009	TSX Venture Symbol: CPQ

New Target Areas Identified and Ground Acquired At Camino Rojo

Vancouver, B.C. - Canplats Resources Corporation (TSX Venture: CPQ) is pleased to provide an update on recent activities at its 100% owned Camino Rojo project located in the State of Zacatecas, Mexico.

Reconnaissance Exploration Program

On-going reconnaissance geological and geochemical exploration at the Camino Rojo project has successfully identified several new prospective areas (please see the location map at www.canplats.com). At the “Cerro Verde” target area, extensive replacement and structurally controlled jasperoid zones have been identified in an area measuring 7 kilometers by 13 kilometers. Initial rock and stream sediment sampling has returned highly-elevated values of antimony, molybdenum, silver, lead and zinc that are associated with anomalous gold values. Numerous old antimony prospects and workings are present in the central Cerro Verde area, which are flanked by base-metal showings in peripheral regions. Initial mapping has indicated that rocks of the Caracol Formation, the host rocks to mineralization at the Represa Zone, are present in the Cerro Verde area.

At the “Calabazal” target area, large exposures of hematitic and limonitic silty limestone have been identified adjacent to an extensive area of pediment cover. Initial stream sediment and rock sampling has generated anomalous gold, lead, antimony and zinc values. Other newly-located prospective areas include “Jandel’s Quarry,” where highly-altered Caracol Formation rocks have returned anomalous zinc and lead levels and “Gomez Ranch” where old workings are associated with elevated antimony and molybdenum values in limestone adjacent to Caracol Formation rocks. Further work at the “Camino Rojo Dos” target area has returned anomalous to highly elevated barium, molybdenum and antimony values that are associated with structural and bedding replacement zones in silty limestone over a 150 meter by 50 meter area. Initial soil sampling at Camino Rojo Dos has returned elevated zinc values associated with anomalous chargeability values on the margins of a previous Tensor IP geophysical grid.

The 19,000 hectare “Cardito” target area has been recently acquired by staking to cover the margins of a prominent magnetic feature that is likely associated with buried intrusive rocks. With this staking, the Camino Rojo property has been expanded to 359,000 hectares (1,390 square miles), much of which is overburden covered and only a portion of which has been investigated through systematic reconnaissance exploration activities. The Camino Rojo project area is considered to be highly-prospective for new discoveries, similar to the Canplats’ Represa Zone or Goldcorp’s Penasquito deposit, which is situated 50 km to the northwest and occurs in a similar geological setting. Additional reconnaissance work will include further geological mapping, stream sediment sampling, prospecting, and geophysical surveys.

Engineering Studies

In March, 2009, Canplats engaged Mine and Quarry Engineering Services Inc (“MQes”) of San Mateo, California to conduct an in-house technical assessment of the Represa Zone. This scoping level study is examining basic issues such as metallurgy, mining, project design, as well as construction and operating cost estimates for large-scale heap-leach treatment of oxide and transitional mineralization. This study will provide the groundwork and specific recommendations for subsequent prefeasibility and feasibility studies.

The Camino Rojo project hosts measured and indicated resources estimated at 3.44 million ounces of gold and 60.7 million ounces of silver at the Represa Zone, with additional inferred resources of 0.56 million ounces of gold and 7.6 million ounces of silver (see news release dated November 24, 2008). Mineralization remains open for further expansion in both strike directions and to depth.

The Represa Zone is situated in flat terrain within an area of excellent infrastructure, less than 5 kilometers from a paved highway and high voltage power lines. Canplats is actively pursuing the acquisition of surface rights in the Represa area.

Dr. Peter A. Christopher, P. Eng., is the qualified person responsible for the reviewing the contents of this news release. For further information, please contact:

Corporate Information:	Investor Inquiries:
Canplats Resources Corporation	Blaine Monaghan
R.E. Gordon Davis	Director, Investor Relations
Chairman and C.E.O.	Direct: (604) 629-8294
Direct: (604) 629-8292	Toll-Free: (866) 338-0047
info@canplats.com
http://www.canplats.com

Canplats Resources Corporation	G2 Consultants Corporation
Bruce A. Youngman	NA Toll-Free: (866) 742-9990
President and C.O.O.	Tel: (604) 742-9990
Direct: (604)-629-8293	Fax: (604) 742-9991
canplats@g2consultants.com

To receive Canplats’ news releases by e-mail, contact Blaine Monaghan, Director, Investor Relations, at info@canplats.com or (866) 338-0047. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F. Cautionary note to U.S. investors concerning disclosure of estimates of mineral resources and contained ounces of gold and silver: The terms "measured resource", "indicated resource" and "inferred resource" used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council as may be amended from time to time by the CIM. We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable. Disclosure of gold and silver resources expressed in ounces in the mineral resource categories in this news release are in compliance with National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.